UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of:  June 2008

001-31609
(Commission File Number)

Telkom SA Limited
(Translation of registrant’s name into English)

Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained on this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

           On April 9, 2008, Telkom SA Limited (“Telkom”) issued an announcement providing information regarding the speculation in the press concerning Oger Telecoms.  A copy of the announcement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.  The announcement contains forward-looking statements regarding Telkom and includes cautionary statements identifying important factors that could cause actual results to differ materially from those anticipated.

           On April 24, 2008, Telkom issued an announcement regarding the appointment by Telkom’s Chief Executive Officer of Mr Naas Fourie as Chief of Strategy and a member of the Telkom Executive Committee.  A copy of the announcement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

           On April 24, 2008, Telkom issued an announcement regarding the nomination by its class B shareholder of Mr Brian Molefe to act as an alternate to Mr AG Rhoda with effect from April 22, 2008. A copy of the announcement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

           On April 25, 2008, Vodacom Group (Proprietary) Limited (“Vodacom”) (unlisted), in which Telkom has a 50% holding, issued a statement providing updated terms of Vodacom’s proposed broad-based BEE transaction.  A copy of the statement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

           On April 26, 2008, Vodacom issued a statement announcing that it had increased its total customers by 12.7% to 34.0 million and providing key financial highlights for the year ended March 31, 2008.  A copy of the statement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

           On June 2, 2008, Telkom issued a cautionary announcement advising its shareholders to exercise caution when dealing in its securities as a result of the receipt by Telkom on May 30, 2008 of a non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc to acquire a portion of Telkom's stake in Vodacom and a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ("the Consortium"), which stated that the Consortium was considering making an offer for the entire issued share capital of Telkom.  A copy of the cautionary announcement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

           On June 4, 2008, Telkom issued an announcement informing that Mr Mark Lamberti had resigned as an independent non executive director of Telkom with effect from June 3, 2008.  A copy of the announcement is attached hereto as Exhibit 99.7 and is incorporated herein by reference.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

All of the statements contained herein and in the exhibits incorporated by reference herein, as well as oral statements that may be made by Telkom or Vodacom, or by officers, directors or employees acting on their behalf, that are not statements of historical facts constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.

These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause Telkom’s or Vodacom’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause Telkom’s or Vodacom’s actual results or outcomes to differ materially from their expectations are those risks identified in Item 3. “Key Information-Risk Factors” contained in Telkom’s most recent Annual Report on Form 20-F filed with the US Securities and Exchange Commission (SEC) and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, any changes to Telkom’s mobile strategy and its ability to successfully implement such strategy and any changes thereto; increased competition in the South African telecommunications markets; developments in the regulatory environment; continued mobile growth and reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand their operations and make investments and acquisitions in other African and other countries and the general economic, political, social and legal conditions in South Africa and in other countries where Vodacom and Telkom invest; our ability to attract and retain key personnel; our inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit our flexibility and ability to implement our preferred strategies; Vodacom’s continued payment of dividends or distributions to us; our ability to improve and maintain our management information and other systems; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; our ability to improve our internal control over financial reporting; health risks related to mobile handsets, base stations and associated equipment; risks related to our control by the Government of the Republic of South Africa and major shareholders and the South African Government’s other positions in the telecommunications industry; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals, and the outcome of Telkom’s hearing before the Competition Commission, its proceedings with Telcordia Technologies Incorporated and others; our ability to negotiate favorable terms, rates and conditions for the provision of interconnection services and facilities leasing services; our ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, Number Portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communication and Provision of Communication – Related Information Act; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South Africa; and other matters not yet known to us or not currently considered material by us.

We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to Telkom or Vodacom, or persons acting on their behalf, are qualified in their entirety by these cautionary statements. Moreover, unless Telkom or Vodacom is required by law to update these statements, they will not necessarily update any of these statements after the date hereof, either to conform them to actual results or to changes in their expectation.

Exhibit	Description

99.1	Announcement, dated April 9, 2008, issued by Telkom SA Limited (“Telkom”), providing information regarding the speculation in the press concerning Oger Telecoms.

99.2
Announcement, dated April 24, 2008, issued by Telkom, regarding the appointment by Telkom’s Chief Executive Officer of Mr Naas Fourie as Chief of Strategy and a member of the Telkom Executive Committee.

99.3	Announcement, dated April 24, 2008, issued by Telkom, regarding the nomination by its class B shareholder of Mr Brian Molefe to act as an alternate to Mr AG Rhoda with effect from April 22, 2008.

99.4
Statement, dated April 25, 2008, issued by Vodacom Group (Proprietary) Limited (“Vodacom”) (unlisted), in which Telkom has a 50% holding, providing updated terms of Vodacom’s proposed broad-based BEE transaction.

99.5
Statement, dated April 26, 2008, issued by Vodacom, announcing that it had increased its total customers by 12.7% to 34.0 million and providing key financial highlights for the year ended March 31, 2008.

99.6
Cautionary announcement, dated June 2, 2008, issued by Telkom, advising its shareholders to exercise caution when dealing in its securities as a result of the receipt by Telkom on May 30, 2008 of a non-binding proposal from a wholly-owned subsidiary of Vodafone Group Plc to acquire a portion of Telkom's stake in Vodacom and a letter from a consortium comprising Mvelaphanda Holdings (Proprietary) Limited, affiliated funds of Och-Ziff Capital Management Group and other strategic funders ("the Consortium"), which stated that the Consortium was considering making an offer for the entire issued share capital of Telkom.

99.7	Announcement, dated June 4, 2008, issued by Telkom, informing that Mr Mark Lamberti had resigned as an independent non executive director of Telkom with effect from June 3, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELKOM SA LIMITED

By: /s/ Deon Fredericks
Name: Deon Fredericks
Title: Acting Chief of Finance

Date: June 6, 2008